Mail Stop 3561

March 23, 2010

By U.S. Mail and facsimile to (775) 356-9039

Yehudit Bronicki
Chief Executive Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, Nevada 89511-1136

> **Re:** **Ormat Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32347**

Dear Ms. Bronicki:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Benjamin Carson, Esq.
    Chadbourne & Park LLP
    Via facsimile to (646) 710-5168